BioNTech SE

An der Goldgrube 12

D-55131 Mainz

Germany

February 7, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Paul Fischer

Re:	BioNTech SE (the “Company”)
Registration Statement on Form F-1 Filed February 3, 2020
File No. 333-236225

Ladies and Gentlemen:

The Company hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement (File No. 333-236225) on Form F-1 confidentially submitted to the Commission on January 27, 2020 and filed with the Commission on February 3, 2020 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has been declared effective, because the proposed public offering under the Registration Statement was abandoned. No securities have been or will be sold pursuant to the Registration Statement.

The Company also respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Please send copies of the written order granting withdrawal of the Registration Statement to myself at the above-mentioned address. If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Eric W. Blanchard of Covington & Burling LLP at (212) 841-1111.

Respectfully, BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name:	Dr. Sierk Poetting
Title:	Chief Financial Officer and Chief Operating Officer

cc: Eric W. Blanchard, Covington & Burling LLP

[Signature Page to Withdrawal Request]